Exhibit 99.3
UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 3.06 OF THE INDENTURE.

AMVESCAP PLC

US$300,000,000
5.625% SENIOR NOTES DUE 2012

No. 01	CUSIP No: 03235EAQ3
          AMVESCAP PLC, a public limited company organized under the laws of England and Wales (the “Company”, which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO., or its registered assigns, the principal sum of Three Hundred Million and (US$300,000,000), on April 17, 2012.

Interest Rate:	5.625% per annum.

Interest Payment Dates:	April 17 and October 17 of each year commencing October 17, 2007.

Regular Record Dates:	April 3 and October 3 of each year.
          Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

          IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officer.

Date: April 17, 2007	AMVESCAP PLC
	By:	/s/ Robert Hamilton
Title: Treasurer

(Form of Trustee’s Certificate of Authentication)
          This is one of the 5.625% Senior Notes Due 2012 designated herein and referred to in the within-mentioned Indenture (as supplemented by the within mentioned First Supplemental Indenture).

THE BANK OF NEW YORK TRUST COMPANY, N.A.
By:	/s/ Karen Z. Kelly
Authorized Signatory

[REVERSE SIDE OF SECURITY]
AMVESCAP PLC
5.625% SENIOR NOTES DUE 2012
1. Principal and Interest.
          The Company will pay the principal of this Security on April 17, 2012.
          The Company promises to pay interest on the principal amount of this Security on each Interest Payment Date, as set forth below, at the rate of 5.625% per annum.
          Interest will be payable semiannually (to the holders of record of the Securities (or any predecessor Securities) at the close of business on the Regular Record Date) on each Interest Payment Date, commencing October 17, 2007.
          Interest on this Security will accrue from the most recent date to which interest has been paid on this Security or, if no interest has been paid, from the date of original issue; provided that, if there is no existing default in the payment of interest and if this Security is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.
          Under certain circumstances described in the Indenture, the Company or the Guarantors also shall pay Additional Amounts to the Holders of Securities equal to an amount that the Company or Guarantors may be required to withhold or deduct for or on account of Taxes imposed by a Taxing authority within the United Kingdom from any payment made under or with respect to the Securities or the Guarantees.
          The Company shall pay interest on overdue principal and interest on overdue installments of interest and Additional Amounts, to the extent lawful, at a rate per annum equal to the rate of interest applicable to the Securities.
2. Method of Payment.
          The Company will pay interest (except defaulted interest) on the principal amount of the Securities on each April 17 and October 17 to the persons who are Holders (as reflected in the Security Register at the close of business on the April 3 and October 3 immediately preceding the Interest Payment Date), in each case, even if the Security is cancelled on registration of transfer or registration of exchange after such record date; provided that, with respect to the payment of principal, the Company will make payment to the Holder that surrenders this Security to any Paying Agent on or after April 17, 2012.
          The Company will pay principal, interest and Additional Amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payment of the principal of, interest on and Additional Amounts with respect to the Securities will be made at the office or agency of the Company maintained for that purpose in the City of New York (which shall be located at 101 Barclay Street, 8W, New York, NY 10286, Attention: Corporate Trust Department, unless the Company shall designate and maintain some other office or agency for such purpose) and, so long as the Securities are registered on the Luxembourg Stock Exchange and the rules of the stock exchange require, at the office of the Luxembourg Paying Agent in Luxembourg (which shall be located at Banque Générale du Luxembourg S.A., 50 Avenue J.F. Kennedy L-2951 Luxembourg, unless the Company shall designate and maintain some other office or agency for such purpose), in lawful money of the United States of America, or payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided, however, that all payments to Holders who have given wire transfer instructions to the Trustee (or other Paying Agent) by the Regular Record Date for such payment will be made by wire transfer of immediately available funds to the accounts specified by such Holder. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.
3. Paying Agent and Registrar.
          Initially, the Trustee will act as Paying Agent and Registrar and, so long as the Securities are listed on the Luxembourg Stock Exchange and the rules of the stock exchange require, the Luxembourg Paying Agent will act as Luxembourg paying agent. The Company may change any Paying Agent or Registrar upon written notice thereto. The Company, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-registrar.
4. Guarantees.
          This Security is entitled to the benefits of the Guarantee made by each of the Guarantors as described in the Indenture, pursuant to which the Guarantors have irrevocably and unconditionally, jointly and severally, guaranteed on a senior unsecured basis the punctual payment when due, whether at Stated Maturity, by acceleration, redemption or otherwise, of all obligations of the Company under the Indenture and this Security. A Guarantor shall be released from its Guarantee upon the terms and subject to the conditions set forth in the Indenture.
5. Indenture; Limitations.
          The Company issued the Securities under an Indenture dated as of April 17, 2007, as supplemented by a First Supplemental Indenture dated as of April 17, 2007 (the “Indenture”), among the Company, the Guarantors named therein (the “Guarantors” which term will include all successor guarantors under the Indenture) and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Securities are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Security and the terms of the Indenture, the terms of the Indenture shall control.
          The Securities are senior unsecured obligations of the Company.
6. Redemption.
          (a) In the event that the Company has become or would become obligated to pay any Additional Amounts as a result of (i) a Change in Tax Law or (ii) a Listing Failure provided that the Company has used reasonable best efforts to list or maintain a listing of the Securities on a “recognized stock exchange” (within the meaning of Section 1005 of the Income Tax Act 2007) (as provided for in Section 10.04 of the Indenture), then the Company may redeem all, but not less than all, of the Securities at any time at 100% of the principal amount thereof on the Redemption Date, together with accrued and unpaid interest and Additional Amounts, if any, thereon to but excluding the Redemption Date. Prior to the publication of the notice of redemption in accordance with the foregoing, the Company shall deliver to the Trustee an Opinion of Counsel.
          (b) The Securities may be redeemed, in whole or in part, at the option of the Company at any time at a Redemption Price equal to the greater of (i) 100% of the aggregate principal amount of the Securities to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal and interest (exclusive of interest accrued to the date of redemption) on such Securities to be redeemed discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest and Additional Amounts, if any, thereon to but excluding the Redemption Date; provided, however, that interest installments due on an Interest Payment Date which is on or prior to the Redemption Date will be payable to Holders who are Holders of record of such Securities as of the close of business on the Regular Record Date preceding such Interest Payment Date.
          (c) Notice of a redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at such Holder’s last address as it appears in the Security Register. Securities in original denominations larger than US$1,000 may be redeemed in part in integral multiples of US$1,000. On and after the Redemption Date, interest ceases to accrue on Securities or portions of Securities called for redemption, unless the Company defaults in the payment of the Redemption Price.
7. Denominations; Transfer; Exchange.
          The Securities are in registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof. A Holder may register the transfer or exchange of Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Securities selected for redemption (except the unredeemed portion of any Security being redeemed in part). Also, it need not register the transfer or exchange of any Securities for a period of 15 days before a selection of Securities to be redeemed is made.
          As long as the Securities are listed on the Luxembourg Stock Exchange and the rules of the stock exchange require, the Company shall give notice of such redemption to the Luxembourg Stock Exchange and publish a notice of redemption in a Luxembourg newspaper of general circulation.
8. Persons Deemed Owners.
          Prior to due presentment of this Security for registration of transfer, the Company, the Guarantors, the Trustee and any agent of the Company, the Guarantors or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Guarantors, the Trustee nor any such agent shall be affected by notice to the contrary.
9. Unclaimed Money.
          If money for the payment of principal or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to the Company at its request. After that, Holders entitled to the money must look to the Company for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.
10. Discharge Prior to Redemption or Maturity.
          Provided other conditions in the Indenture are met, if the Company irrevocably deposits, or causes to be deposited, with the Trustee money or U.S. Government Obligations sufficient to pay the then outstanding principal of, accrued interest on and Additional Amounts with respect to the Securities to redemption or maturity, the Company will be discharged from the Indenture and the Securities, except in certain circumstances for certain sections thereof.
     11. Amendment; Supplement; Waiver.
          Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then Outstanding, and any existing default or compliance with any provision may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then Outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency, make changes that comply with rules or regulations of any securities exchange or automated quotation system on which the Securities may be listed or traded and make any change that does not adversely affect the rights of any Holder in any material respect.

12. Restrictive Covenants.
          The Indenture contains certain covenants, including, without limitation, covenants with respect to the merger and certain transfers of assets. Within 120 days after the end of each fiscal year, the Company must report to the Trustee on compliance with such covenants.
13. Successor Persons.
          When a successor person or other entity expressly assumes all the obligations of its predecessor under the Securities and the Indenture, the predecessor person will be released from those obligations, provided other conditions in the Indenture are met.
14. Remedies for Events of Default.
          If an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Securities then Outstanding may declare all the Securities to be immediately due and payable. If a bankruptcy or insolvency default with respect to the Company or any Guarantor occurs and is continuing, the Securities automatically become immediately due and payable. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of at least a majority in principal amount of the Securities then Outstanding may direct the Trustee in its exercise of any trust or power.
15. Trustee Dealings with Company.
          The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may make loans to, accept deposits from, perform services for, and otherwise deal with, the Company and its Affiliates as if it were not the Trustee.
16. Authentication.
          This Security shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.
17. Abbreviations.
          Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).
          The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to AMVESCAP PLC, 1315 Peachtree Street, N.E., Suite 500, Atlanta, Georgia 30309, Attention: Chief Financial Officer.

SCHEDULE I
AMVESCAP PLC
5.625% SENIOR NOTE DUE 2012

Date	Principal Amount	Notation

[FORM OF TRANSFER NOTICE]
          FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto:                                         [Insert Taxpayer Identification No.]

                                                                                                      [Please print or typewrite name and address including zip code of assignee]
the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney and agent to transfer such Security on the books of the Company with full power of substitution in the premises.

Date:

[NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.]

Signature guaranteed by a member of a “Signature Guarantee Program” (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program, (“MSP”) (an “Eligible Institution”), the signature(s) must be guaranteed by an Eligible Institution.